EXHIBIT 12
COMMERCIAL METALS COMPANY AND SUBSIDIARIES CONSOLIDATED
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands, except ratios)

	2013	2012	2011	2010	2009
Earnings (loss) from continuing operations before taxes	$132,936	$164,787	$26,131	$(164,791)	$24,789
Less: Net earnings (loss) attributable to noncontrolling interests	4	6	213	236	(550)
Capitalized interest amortization	2,305	2,341	2,377	2,012	899
Fixed charges	86,108	85,421	85,872	93,948	110,917
Less: Capitalized interest	(1,004)	(1,339)	(794)	(4,359)	(12,010)
Total	$220,341	$251,204	$113,373	$(73,426)	$125,145
Fixed Charges:
Interest expense	$70,612	$70,826	$70,608	$78,540	$88,974
Portion of rental expense representative of interest factor	15,496	14,595	15,264	15,408	21,943
Total fixed charges	$86,108	$85,421	$85,872	$93,948	$110,917
Ratio of earnings to fixed charges	2.56	2.94	1.32	*	1.13
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*    Earnings for the year ended August 31, 2010 were inadequate to cover fixed charges due to asset impairment charges and losses from discontinued operations. The coverage deficiency was approximately $167 million for the year ended August 31, 2010.